AB
8/1

SECUR 07007771 SION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 30 2007
DC 186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2006 (MM/DD/YY) AND ENDING May 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C G Brokerage L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Deming Way, Suite 100
(No. and Street)

Madison (City) WI (State) 53717 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert A. Mathers, CEO 608-662-9140 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli
(Name – *if individual, state last, first, middle name*)

1000 Innovation Dr., Suite 250, Milwaukee, WI 53226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Mathers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG Brokerage L.L.C., as of May 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public my Commission Expires 10-28-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. n/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. n/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. n/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. n/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. n/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. n/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. n/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLi

Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
CG Brokerage L.L.C.
1111 Deming Way
Madison, WI 53717

In planning and performing our audit of the financial statements of C.G. Brokerage L.L.C. (the "Company") for the year ended May 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's objectives mentioned above. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule *17a-5(g)* under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

July 22, 2007
Milwaukee, Wisconsin

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Madison, Wisconsin

Financial Statements and Additional Information

Years Ended May 31, 2007 and 2006

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements and Additional Information

Years Ended May 31, 2007 and 2006

Table of Contents

WIPFLi

Independent Auditor's Report

Board of Directors and Member
CG Brokerage L.L.C.
Madison, Wisconsin

We have audited the accompanying statements of financial condition of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) as of May 31, 2007 and 2006, and the related statements of income, changes in member equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) at May 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

July 22, 2007
Milwaukee, Wisconsin

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements

Years Ended May 31, 2007 and 2006

Statements of Financial Condition	May 31, 2007	May 31, 2006
Assets:		
Cash	$ 227,509	$ 110,679
Commissions receivable	9,782	5,764
Total Assets	$ 237,291	$ 116,443
Liabilities - Accrued and other liabilities	$ 138,988	$ 55,997
Member equity	98,303	60,446
Total Liabilities and Member Equity	$ 237,291	$ 116,443

Statements of Income	Year Ended May 31, 2007	Year Ended May 31, 2006
Commissions revenue	$ 292,080	$ 219,010
Operating expenses:		
Regulatory fees and assessments	$ 851	$ 3,323
Affiliate expenses	37,096	20,114
Contracted services	208,998	179,651
Other	7,278	6,018
Total operating expenses	254,223	209,106
Net income	$ 37,857	$ 9,904

Statements of Changes in Member Equity	Year Ended May 31, 2007	Year Ended May 31, 2006
Balance at beginning of year	$ 60,446	$ 50,542
Net income	37,857	9,904
Balance at end of year	$ 98,303	$ 60,446

Statements of Cash Flows	Year Ended May 31, 2007	Year Ended May 31, 2006
Cash flows from operating activities:		
Net income	$ 37,857	$ 9,904
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	(4,018)	4,913
Increase in accrued and other liabilities	82,991	51,822
Net cash provided by operating activities	116,830	66,639
Cash at beginning	110,679	44,040
Cash at end	$ 227,509	$ 110,679

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

CG Brokerage L.L.C. (the "Company"), a wholly owned subsidiary of CGFS Holding L.L.C., which is a wholly owned subsidiary of Clifton Gunderson LLP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company conducts a limited securities business under SEC Rule 15c3-1(a)(2)(vi). Investment products sold are processed on an "application way" basis, whereby the product application and customer check are promptly forwarded to the product sponsor or underwriter.

Cash

Cash includes cash on hand and amounts on deposit with correspondent institutions.

Revenue Recognition

For the year ended May 31, 2007, the Company recognized income from commissions on a trade-date basis. In previous years, the Company recognized income commissions on a settlement-date basis, which management believed approximated trade-date basis recognition.

Income Taxes

The Company is a disregarded entity for income tax purposes and, accordingly, its income is included in the income tax return filed by the Parent. The Parent is taxed under the partnership provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Parent does not pay federal or state corporate income taxes on its taxable income. Instead, the partners of the parent report on their personal income tax returns their proportionate share of the Company's taxable income. Accordingly, no income tax provision has been made for the Company.

Note 1 Summary of Significant Accounting Policies (Continued)

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Shared Expenses

The Company has entered into an expense sharing agreement with the Parent, which requires the Company to reimburse the Parent for certain shared expenses based on the Company's pro rata share of gross revenue. These expenses are shown as "contracted services" in the statements of income.

Note 2 Cash Concentrations

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, its balance may exceed the insured limit.

Note 3 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2007 and 2006, the Company had net capital of $98,107 and $60,331, respectively, which exceeded its required net capital by $93,107 and $55,331, respectively. The Company's aggregate indebtedness to net capital ratio was 1.4167 to 1 and .9282 to 1 at May 31, 2007 and 2006, respectively.

Additional Information

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

May 31, 2007

NET CAPITAL:		
Total member equity	$	98,303
Deductions and/or charges for nonallowable assets		196
Net capital before haircuts on securities positions (tentative net capital)		98,107
Haircuts on securities positions		-
Net capital		98,107
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required [SEC Rule 15c3-1(a)(2)(vi)]		5,000
Excess net capital*	$	93,107
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$	138,988
Ratio: Aggregate indebtedness to net capital		141.67%

*This computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is not materially different from the calculation performed by the Company and a reconciliation is not necessary pursuant to Rule 17a-5.

See Independent Auditor's Report.

END